Mail Stop 3561

April 5, 2010

Gordon L. Ellis
President, Chief Executive Officer and Chairman
International Absorbents Inc.
1569 Dempsey Road
North Vancouver, British Columbia, V7K 1S8 Canada

> **Re:** **International Absorbents Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 2, 2010**
> **File No. 001-31642**

Dear Mr. Ellis:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director